

SECU **11019634** SSION



SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C.
211
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ˙24220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broker Dealer Financial Services Corp.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

8800 NW 62nd Avenue
                                            (No. and Street)

Johnston   IA   50131
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Lyle   (515) 286-2970
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
                        (Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,   Blue Island,   Illinois   60406
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Timothy Lyle_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Broker Dealer Financial Services Corp._____ , as of _____December 31, 2010_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

SUSAN M. MATTHEWS
COMMISSION NO. 722507
MY COMMISSION EXPIRES
MAY 20, 2012

Susan M Matthews
Notary Public

Signature

___President___
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 277,907
Receivable from broker/dealers	1,290,745
Securities owned, at fair value	580,555
Other assets	246,915
TOTAL ASSETS	**$ 2,396,122**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 299,976
Commissions payable	1,271,714
Accrued 401k contribution	37,580
Total Liabilities	$ 1,609,270

SHAREHOLDER'S EQUITY

Common stock, $10 par value; authorized 30,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid in capital	299,964
Retained earnings	485,888
Total Shareholder's Equity	$ 786,852
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,396,122

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Broker Dealer Financial Services Corp. (the "Company"), a wholly-owned subsidiary of BDFSC Holdings Corp., was incorporated in the state of Iowa on September 13, 1979. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Customer List - The Company evaluates the carrying value of its customer list during the fourth quarter of each year and between annual evaluations, if events occur or circumstances change that would more likely than not reduce the fair value below its carry amount.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist of investment securities as listed below.

Securities registered under the Investment Company Act of 1940	$ 574,052
Equity securities	6,503
Totals	$ 580,555

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

BROKER DEALER FINANCIAL SERVICES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority and National Futures Association, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company's net capital and required net capital were $479,566 and $107,285 respectively. The ratio of aggregate indebtedness to net capital was 336%.

NOTE 4 - COMMITMENTS

The Company has purchased customer lists from other broker/dealers. Under the terms of these purchase agreements the Company assumed office leases at other office locations which are on a month to month rental basis. Rent expense for these offices is included in occupancy on the statement of income.

Two of the purchase agreements require payments of 25% of gross production derived from transactions from customer accounts purchased, through December 31, 2010 and December 31, 2011 respectively. Another agreement requires payments until the total amount reaches $75,000. As of December 31, 2010, $34,650 has been paid under the terms of this agreement.

In October 2010, the Company acquired a customer list for $100,000, which requires additional future payments based upon a formula of customer accounts retained by the Company on the first and second anniversary and based on the amount of revenue generated by the customer accounts acquired.

The Company has also entered into office space agreements with various banks with initial terms of one year, renewable on anniversary dates of the agreements.

Payments required by all of the aforementioned leases were assumed by BDFSC (Note 8).

BROKER DEALER FINANCIAL SERVICES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

NOTE 5 - OTHER COMMITMENTS

In August 1997, the Company was named as party to an agreement between its parent, BDFSC Holdings Corp. (BDFSC), and a former shareholder of BDFSC. The original term of the agreement was five years and is automatically renewed for one year periods unless terminated by either party as specified in the agreement. Under the terms of the agreement restrictions have been placed upon the sale of intangible assets and certain future new business conducted by the Company. The former shareholder may also appoint a non-voting advisory member to the Company's board of directors. BDFSC has agreed to pay the former shareholder the greater of $1,000 or 25% of the profits generated by the former shareholder and the Company has guaranteed these payments in the event of default by BDFSC.

NOTE 6 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has established a special bank account for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

NOTE 7 - RETIREMENT PLAN

The Company has established a retirement plan under IRS Code Section 401(k). Substantially all employees are eligible to participate in and contribute to the plan. The Company may make "matching contributions" and additional discretionary contributions. The Company's contribution to the plan for the year ended December 31, 2010 is $110,692.

NOTE 8 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of BDFSC Holdings Corp. (BDFSC). The Company is also affiliated through common ownership with Investment Advisors Corp., a registered investment advisor, and Bankers Financial Services Corp.

BROKER DEALER FINANCIAL SERVICES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

NOTE 8 - RELATED PARTIES - *(Continued)*

The Company has entered into an agreement with BDFSC, whereby BDFSC will pay certain expenses on the Company's behalf. The Company pays BDFSC $33,200 on the first of each month as reimbursement for these expenses and for management services to be provided for that month. The Company may also pay additional management fees as billed by BDFSC. For the year ended December 31, 2010, the Company paid BDFSC $830,647. This total was allocated on the Statement of Income as follows:

Occupancy	$ 205,200
Communications	49,800
Office	52,800
Management fees	95,400
Other	427,447
	$ 830,647

NOTE 9 - INCOME TAXES

The Company and its parent corporation, BDFSC Holdings Corp. (BDFSC) have elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of BDFSC.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over the counter options, mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and conduct investment activities and are, therefore, subject to varying degrees of market and credit risk.

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

With the exception of options, the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, therefore the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in May 2007, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

In addition, the Company has also entered into an agreement with a Futures Commission Merchant (FCM) to forward (introduce) customer transactions involving the purchase and sale of futures, delayed deliveries and other financial instruments to the FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM. The customer account is therefore maintained and recorded in the books and records of the FCM on the Company's behalf.

In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM. As part of the terms of the agreements between the Company and Clearing Broker/dealer and the Company and FCM, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer or FCM fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer or FCM to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company is required to maintain a $25,000 deposit and a minimum equity of $500,000 in another firm account with the Clearing broker/dealer. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees will be imposed if the Company terminates this agreement without cause or under other circumstances in the first five years. Other items are included therein.

NOTE 11 - SUBSEQUENT EVENTS

> Effective January 1, 2011, the Company has entered into an employee stock ownership agreement (ESOP).

BROKER DEALER FINANCIAL
SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Broker Dealer Financial Services Corp.

We have audited the accompanying statement of financial condition of Broker Dealer Financial Services Corp. as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broker Dealer Financial Services Corp. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 18, 2011

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Broker Dealer Financial Services Corp.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Broker Dealer Financial Services Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Broker Dealer Financial Services Corp.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Broker Dealer Financial Services Corp.'s management is responsible for Broker Dealer Financial Services Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 18, 2011

BROKER DEALER FINANCIAL SERVICES CORP.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment $ 12,408

Less Payments Made:

    Date Paid   Amount

     07-23-2010 $6,231

    _____   _____
    _____   _____   6,231

Interest on late payment(s)   _____

Total Assessment Balance and Interest Due $ 6,177

Payment made with Form SIPC 7 $ 6,177

See Accountant's Report

BROKER DEALER FINANCIAL SERVICES CORP.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

Total revenue	$ 15,146,309
Additions:	
Net loss from securities in investment account	7,872
Total additions	$ 7,872
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	9,071,379
Revenues from commodity transactions	448,903
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	339,015
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	4,836
40% of interest earned on customers securities accounts	315,312
Other	11,428
Total deductions	$ 10,190,873
SIPC NET OPERATING REVENUES	$ 4,963,308
GENERAL ASSESSMENT @ .0025	$ 12,408

See Accountant's Report



BROKER DEALER FINANCIAL SERVICES CORP.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2010